# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Solaris Energy Infrastructure, Inc., CIK 0001697500
CUSIP: 83418M103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 9651 KATY FREEWAY, SUITE 300, HOUSTON, Texas (TX), 77024
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002012383

## Reporting persons
- BlackRock, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,607,643; shared voting power 0; sole dispositive power 5,683,470; shared dispositive power 0; aggregate amount beneficially owned 5,683,470 (15.4% of the class)

## Item 1. Issuer
Name of issuer: Solaris Energy Infrastructure, Inc.
Address of issuer's principal executive offices: 9651 KATY FREEWAY, SUITE 300, HOUSTON, TEXAS, 77024.

## Item 2. Person Filing
Name of person filing: BlackRock, Inc.
Address of principal business office or, if none, residence:
BlackRock, Inc.
50 Hudson Yards
New York, NY 10001
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 5683470
Percent of class: 15.4%
Sole power to vote or to direct the vote: 5607643
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5683470
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of
Solaris Oilfield Infrastructure, Inc..
No one person's interest in the common stock of
Solaris Oilfield Infrastructure, Inc.
is more than five percent of the total outstanding common shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
BlackRock Advisors, LLC*
Aperio Group, LLC
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Canada Limited
BlackRock (Luxembourg) S.A.
BlackRock Investment Management (Australia) Limited
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association
BlackRock Financial Management, Inc.
BlackRock Investment Management, LLC

*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this Schedule 13G.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by BlackRock, Inc. It does not include securities, if any, beneficially owned by certain business units whose ownership of securities is disaggregated from that of BlackRock, Inc. in accordance with such release.

Explanatory note: This is a Schedule 13G amendment filing. Due to technical issues, this filing on the EDGAR system is being reflected as an initial filing.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: See Item 5.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BlackRock, Inc.: Spencer Fleming, Managing Director (01/08/2025)